

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 11, 2007

<u>Via Facsimile</u>

Dennis L. Rediker
President and Chief Executive Officer
The Standard Register Company
600 Albany Street
Dayton, OH 45408

     RE: **The Standard Register Company**
              Form 10-K: For the Year Ended December 31, 2006
              Form 10-Q: For the Period Ended April 1, 2007
              File Number: 001-11699

Dear Mr. Rediker:

     We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                   Sincerely,

                   Michael Fay
                   Accounting Branch Chief

cc: Craig J. Brown, Senior Vice President, Treasurer, and Chief Financial Officer